Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transactions relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,, 13, 14 ,16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should be in block capital letters

1.	Name of the issuer UNITED UTILITIES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			BOTH (i) AND (ii)

3.	Name of person discharging managerial responsibilities/director PHILIP GREEN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £1 EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction GRANT OF SHARE OPTION

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share of value of transaction	14.	Date and place of transaction

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 16 JANUARY 2007	18.	Period during which or date on which it can be exercised AT ANY TIME DURING THE PERIOD COMMENCING ON 12 FEBRUARY 2011 AND ENDING ON 12 AUGUST 2011

19.	Total amount paid (if any) for grant of the option ZERO	20.	Description of shares or debentures involved (class and number)

ORDINARY SHARES.

			INITIALLY 100,000 ORDINARY SHARES ARE SUBJECT TO THE OPTION BUT THE NUMBER OF SHARES OVER WHICH THE OPTION MAY EVENTUALLY BE EXERCISED WILL BE INCREASED OVER TIME BY REFERENCE TO THE DIVIDENDS THAT ARE PAID IN RELATION TO THE 100,000 SHARES INITIALLY PLACED UNDER THE OPTION. THIS DIVIDEND ENHANCEMENT MECHANISM PROVIDES THAT EACH TIME A DIVIDEND IS PAID, THE NUMBER OF SHARES THAT COULD HAVE BEEN ACQUIRED USING THE AGGREGATE DIVIDEND NOTIONALLY RECEIVED IN RELATION TO THE SHARES UNDER THE OPTION (AT A PRICE EQUAL TO THE MARKET VALUE OF THE SHARES AT THE TIME THE DIVIDEND IS PAID) SHALL BE NOTIONALLY ADDED TO THE NUMBER OF SHARES UNDER THE OPTION. AT THE POINT OF EXERCISE, PHILIP GREEN WILL BE ENTITLED TO ACQUIRE THESE ADDITIONAL DIVIDEND SHARES (OR A PROPORTION OF THEM).

21.	Exercise price (if fixed at a time of grant) indication that price is to be fixed at the time of exercise ZERO	22.	Total number of shares or debentures over which options held following notification 100,000

23.	Any additional information

PHILIP GREEN COMMENCED EMPLOYMENT WITH THE COMPANY ON 13 FEBRUARY 2006 AND WAS APPOINTED AS A DIRECTOR OF THE COMPANY ON 20 FEBRUARY 2006. AS PART OF THE TERMS OF HIS RECRUITMENT THE COMPANY AGREED TO ESTABLISH A MATCHED SHARE INVESTMENT SCHEME. THIS IS A LONG TERM INCENTIVE SCHEME UNDER WHICH PHILIP GREEN IS THE SOLE PARTICIPANT. THE OPTION HAS BEEN GRANTED TO PHILIP GREEN UNDER THE TERMS OF HIS LONG TERM INCENTIVE SCHEME TO MATCH THE INVESTMENT THAT PHILIP GREEN MADE HIMSELF BY PREVIOUSLY ACQUIRING 100,000 ORDINARY SHARES IN THE CAPITAL OF THE COMPANY USING HIS OWN RESOURCES. THE OPTION IS GRANTED UNDER THE AUTHORITY PROVIDED BY SUB-PARAGRAPH (2) OF PARAGRAPH 9.4.2R OF THE LISTING RULES.

FURTHER DETAILS OF THE OPTION ARE SET OUT ON PAGES 52 AND 53 OF THE 2006 ANNUAL REPORT AND ACCOUNTS WHICH HAVE PREVIOUSLY BEEN DISCLOSED TO SHAREHOLDERS.	24.	Name of contact and telephone number for queries PAUL DAVIES, COMPANY SECRETARY + 44 1 925 237051

Name and signature of duly authorised officer of issuer responsible for making notification

T Rayner, Company Secretary

Date of notification 16 January 2007